UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 17)

FIFTH THIRD BANCORP

-------------------------------------------------------------------------------

(Name of Issuer)

Common Stock, without par value

-------------------------------------------------------------------------------

(Title of Class of Securities)

316773100

--------------------------------------------

(CUSIP Number)

July 22, 2008

-------------------------------------------------------------------------------

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------

CUSIP No. 316773100                   13G

-----------------------------------------------

--------------------------------------------------------------------------------------------------------

1.   Name of Reporting Person

CINCINNATI FINANCIAL CORPORATION

I.R.S. Identification No. of above Person

31-0746871

--------------------------------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group

 (a) [_]

 (b) [_]

--------------------------------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------------------------------

4.   Citizenship or Place of Organization

Ohio

--------------------------------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 32,370,560
6. Shared Voting Power -0-
7. Sole Dispositive Power 32,370,560
8. Shared Dispositive Power -0-

--------------------------------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

32,370,560

--------------------------------------------------------------------------------------------------------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

[_]

--------------------------------------------------------------------------------------------------------

11.   Percent of Class Represented by Amount in Row (9)

5.60%

--------------------------------------------------------------------------------------------------------

12.   Type of Reporting Person

HC

--------------------------------------------------------------------------------------------------------

Item 1(a).	Name of Issuer:
FIFTH THIRD BANCORP

Item 1(b).	Address of Issuer’s Principal Executive Offices:
Fifth Third Center Cincinnati, Ohio 45263

Item 2(a).	Name of Persons Filing:
CINCINNATI FINANCIAL CORPORATION

Item 2(b).	Address of Principal Business Office or, if none, Residence:
6200 South Gilmore Road Fairfield, OH 45014

Item 2(c).	Citizenship:
Ohio

Item 2(d).	Title of Class of Securities:
Common Stock without par value

Item 2(e).	CUSIP Number:
316773100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a). [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b). [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c). [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d). [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e). [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f). [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g). [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h). [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i). [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j). [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a). Amount beneficially owned:
67,370,560

(b). Percent of Class:
11.67%

(c). Number of shares as to which such person has:

(i). Sole power to vote or to direct the vote:
32,370,560
(ii). Shared power to vote or to direct the vote:
-0-
(iii). Sole power to dispose or to direct the disposition of:
32,370,560
(iv). Shared power to dispose or to direct the disposition of:
-0-
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Schedule 13G is filed by Cincinnati Financial Corporation for itself and as the parent holding company of the following subsidiaries which are eligible to use Schedule 13G under Rule 13d-1(b)(ii) as follows:

	Subsidiary Name	Applicable Section of Rule 13d-1(b)(ii)	Item 3 Classification
	The Cincinnati Insurance Company	13d-1(b)(ii)(C)	IC
	The Cincinnati Casualty Company	13d-1(b)(ii)(C)	IC
	The Cincinnati Life Insurance Company	13d-1(b)(ii)(C)	IC
	The Cincinnati Specialty Underwriters	13d-1(b)(ii)(C)	IC
Insurance Company
	CinFin Capital Management Company	13d-1(b)(ii)(E)	IA
Cincinnati Financial Corporation
	Retirement Plan Trust	13d-1(b)(ii)(F)	EP

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 24, 2008

CINCINNATI FINANCIAL CORPORATION

By:          /S/Steven J. Johnston

Name:

Steven J. Johnston, FCAS, MAAA, CFA

Title:

Chief Financial Officer, Secretary and Treasurer